Schiff Hardin LLP 901 K Street NW Suite 700 Washington, DC 20001

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Alec F. Orudjev (202) 724.6846 aorudjev@schiffhardin.com

December 18, 2020

VIA SEC EDGAR

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: T. Buchmiller, Attorney

Re:	GBS Inc.
Amendment No. 10 to Registration Statement on Form S-1
Filed December 8, 2020
File No. 333-232557

Dear Mr. Buchmiller:

On behalf of GBS, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated December 14, 2020 with respect to the Company’s Registration Statement on Form S-1/A (the “Original Filing”), filed on December 8, 2020 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised and amended registration statement (the “Amended Filing”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 10 to Registration Statement of Form S-1 filed December 8, 2020

General

1. Exhibit 4.6 stipulates that an investor must submit to the exclusive jurisdiction of state and federal courts located in the City of New York for all legal proceedings arising out of or relating to the common stock warrant. Revise the disclosure in the section captioned “Risk Factors” and in the prospectus to make clear whether this provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or its rules and regulations. If this provision applies to Securities Act claims, revise the disclosure in the prospectus to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. If this provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision and the disclosure in the prospectus both state this clearly.

Response: The Exhibit in question has been revised, in pertinent part, to state that the provisions of the paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. The revised Exhibit has been refiled in the Amended Filing.

Please feel free to contact the undersigned at 202-724-6846 with any questions.

Very truly yours,

/s/ F. Alec Orudjev